LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

January 28, 2022

VIA EDGAR TRANSMISSION

Mr. Ryan Sutcliffe
Mr. Jason Fox
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Listed Funds Trust (the “Trust”)
File No. 333-261819
Form N-14 for the Preferred-Plus ETF and Dividend Performers ETF
Dear Messrs. Sutcliffe and Fox,
This correspondence responds to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Trust’s Combined Proxy/Registration Statement filed on Form N-14 on December 21, 2021 (the “Form N-14 Filing”) with respect to the reorganization (the “Reorganization”) of the Preferred-Plus and Dividend Performers (each, a “Target Fund,” and together, the “Target Funds”), each a series of Collaborative Investment Series Trust, into the Preferred-Plus ETF and Dividend Performers ETF (each, an “Acquiring Fund,” and together, the “Acquiring Funds”), each a series of the Trust.
For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses. Terms not otherwise defined herein have the same meaning as in the Form N-14 Filing.
General
1.Comment: Please include a representation that shares of the Acquiring Funds will not be sold using the Rule 485 registration statement until after the Reorganization is consummated.
Response: The Trust represents and confirms that no shares of the Acquiring Funds will be sold under their registration statement filed pursuant to Rule 485 until the Reorganization has been consummated.
2.Comment: It is the Staff’s position that, pursuant to Rule 483(b), the power of attorney (“POA”) provided by the Trustees is “specific to a filing, an amendment thereto, or a related registration statement” if it either specifically contemplates the transaction described in the Form N-14 combined proxy/registration statement, or it is executed in a proximate time-frame to the transaction (i.e., within 6 months of the described transaction). The Staff, therefore, considers the current POA stale to the Form N-14 Filing and requests a new POA be filed with the Commission, or that an amended Form N-14 combined proxy/registration statement be executed by the Trustees.
Response: The Trust will file a new POA with the Commission as an exhibit to its next amended Form N-14 combined proxy/registration statement (the “Amendment”).
3.Comment: Please file an amendment to delay effectiveness of the Form N-14 Filing and an Amendment which includes the capitalization table and POA specific to this filing, and which addresses responses to the Staff’s comments, as applicable.
Response: The Trust filed an amendment on January 18, 2022, delaying the effectiveness of the Form N-14 Filing until the Trust shall file the Amendment, which will include appropriate exhibits and address the Staff’s comments, such Amendment to become effective in accordance with Section 8(a) of the Securities Act or on such date as the Commission acting pursuant to Section 8(a), may determine.

4.Comment: Please file as an exhibit a legal opinion/consent that includes Trust counsel’s consent to, as applicable: 1) prospectus discussion of the opinion, 2) reproduction of the opinion as an exhibit, and 3) naming of counsel in the registration statement.
Response: The Trust believes that the legality of shares opinion and form of tax opinion filed as exhibits to the Form N-14 Filing are consistent with the requirements of Section 7 of the Securities Act of 1933.
5.Comment: Please complete all blanks within the Form N-14 Filing and ensure all information as required by Form N-14 is included within the documents prior to filing with the Commission.
Response: The Trust acknowledges the Staff’s comment and will complete all previously-incomplete information in accordance with Form N-14 prior to filing the Amendment.
Shareholder Letter
6.Comment: In the event the Trust moves the meeting from in-person to virtual, please confirm that the Trust has reviewed applicable state law and governing documents to determine that a virtual meeting is permitted.
Response: Thompson Hine, LLP, counsel to CIST, has reviewed applicable state law and CIST governing documents and has confirmed to the Trust that a virtual shareholder meeting is permitted under both Delaware law and CIST governing documents.
7.Comment: In the discussion regarding the exchange of shares of a Target Fund for corresponding Acquiring Fund shares, please disclose that all liabilities will also be assumed by the Acquiring Funds.
Response: The Trust has made the following revision:
“Each Acquiring Fund was established solely for the purpose of acquiring the assets and liabilities of its respective Target Fund and continuing the Target Fund’s business.”
8.Comment: Please note in disclosure that the Adviser will pay all costs of the Reorganization, even if the Reorganization is not successful. Please also disclose what may occur if the Reorganization is not approved.
Response: The Trust has made the following revisions:
“Subject to shareholder approval, on the closing date of the Reorganization, your Target Fund shares will be exchanged for shares of equal value of its corresponding Acquiring Fund in complete liquidation and dissolution of the Target Fund, and you will no longer be a shareholder of a Target Fund and will be a shareholder of the respective Acquiring Fund. Interests of shareholders will not be diluted as a result of the Reorganization. If shareholders of the Target Funds do not approve the Reorganization, then the Target Funds will not be reorganized into the Acquiring Funds and the CIST Board will consider what further actions to take with respect to the Target Funds, which may include continuation or liquidation of the Target Funds; however, please note that approval of each Target Fund’s Reorganization is not contingent upon the approval of the other Target Fund’s Reorganization. Importantly, approval of the proposal will not result in any increase in any shareholder fees or expenses. The Adviser (defined below) will pay all expenses incurred in connection with the Reorganization, even if the Reorganization is not approved by shareholders.”
9.Comment: In addition to the expected benefits, please also discuss the negative aspects of the ETF conversion, including that a shareholder may pay brokerage fees for purchase or sale of ETF shares, shareholders may not be able to purchase or sell ETF shares at NAV, and ETF share dividends or distributions may not be automatically reinvested.
Response: The Trust has included a fulsome discussion of the impact of the conversion to an ETF structure in the combined proxy/registration statement and in the “Important Notice About Your Target Fund Account - Questions and Answers” section of the Form N-14 Filing. The Staff has indicated its preference for the inclusion of this disclosure in the Shareholder Letter in the event that it is the only document read by the shareholder; however, the Trust believes that including the requested disclosure in the Shareholder Letter would be duplicative and may result in a lengthy letter that would be likely to decrease shareholder attention. However, to ensure that shareholders are made aware of this disclosure, the Trust will incorporate the following revisions to the Shareholder Letter to direct shareholders to the appropriate documents:
“The Combined Proxy Statement and Prospectus provides greater detail regarding the differences, including risks and limitations, of investing in an ETF, as well as on the mechanics of the Reorganization and what to expect during and following the Reorganization. Shareholders will need brokerage accounts with the ability to transact in ETF shares to receive ETF shares in connection with the Reorganization. The IMPORTANT NOTICE ABOUT YOUR TARGET FUND ACCOUNT - QUESTIONS AND ANSWERS that follows also includes a discussion of the impact to shareholders of the Reorganization, including the different features and risks of investing in an ETF, and a description of required actions for shareholders who hold shares of a Target Fund in accounts that cannot hold ETF shares ~~and~~ . These documents should be read carefully.”
Notice of Joint Special Meeting of Shareholders (the “Notice”)
10.Comment: The Notice states that “ If the necessary quorum to transact business or the vote required to approve any proposal is not obtained at the Special Meeting, or if a quorum is obtained but sufficient votes required to approve the Plan are not obtained, the chairman of the Special Meeting may adjourn the Special Meeting one or more times to permit, in accordance with applicable law, further solicitation of proxies with respect to the proposal.” Is a majority vote required to adjourn? Please clarify in disclosure.
Response: Per section 2.05 of the Bylaws of CIST, the Trust has added the following disclosure to the Notice, as well as the section of combined proxy/prospectus entitled “Voting Information - Quorum and Adjournments.”
“Any shareholders’ meeting, whether or not a quorum is present, may be adjourned by the vote of the majority of the shares represented at that meeting, either in person or by proxy.”
Important Notice About Your Target Fund Account - Questions and Answers
11.Comment: With respect to Question: Why is this Reorganization occurring?, if there are any reasons for the Reorganizations, other than a desire to switch to an ETF structure, please state that in this answer.
Response: The Trust has made the following revisions:
“Answer: Innovative Portfolios, LLC (the “Adviser” or “Innovative Portfolios”), the investment adviser to both the Target Funds and Acquiring Funds, has proposed that each Target Fund be reorganized into its corresponding Acquiring Fund because the ETF structure of the Acquiring Fund may provide certain benefits, including with respect to the management of capital gains distributions. In addition, the Adviser believes that the Reorganization will reduce the overall expense to shareholders and increase access and liquidity for shareholders through the intraday purchase and redemptions mechanism.
12.Comment: With respect to Question: What will happen if the Proposal is not approved by shareholders?, please provide any other consequences that are likely if the Reorganization doesn’t occur (e.g., the Target Funds will continue operations, seek another merger target, liquidate, etc.).
Response: The Trust has made the following revision:
“If shareholders of the Target Funds do not approve the Proposal, then the Target Funds will not be reorganized into the Acquiring Funds and the CIST Board will consider what further actions to take with respect to the Target Funds, which may include continuation or liquidation of the Target Funds.”
13.Comment: With respect to Question: What will happen if I don’t have a Brokerage Account that can accept ETF shares at the time of the Reorganization?, please provide a point of contact.
Response: The Trust has added the following disclosure:
“For information about an account, you can contact the transfer agent by calling 1-800-617-0004.”
Combined Proxy Statement and Prospectus
14.Comment: In the last paragraph of the first page, in the section entitled “Overview of the Proposed Reorganization,” pursuant to Form N-14, Item 4(a), please describe the effect of any capital loss carryforwards and any capital gains distribution on the Target Funds.
Response: The Trust confirms supplementally that the Target Funds do not have any capital loss carryforwards. The following disclosure has been added to the end of the referenced paragraph:
“In addition, prior to the Reorganization, the Target Funds will distribute any applicable capital gains and/or income, which could result in tax consequences to a shareholder.”

15.Comment: In the same paragraph, state that the tax opinion is a non-waivable condition of the Reorganization.
Response: The Trust has made the following revision:
“As a condition precedent to the Reorganization, CIST and LiFT will receive an opinion from tax counsel to LiFT confirming such tax treatment.”
16.Comment: On page 3, in the subsection entitled “Investment Policies and Restrictions,” given that the Target Funds have fee waiver arrangements subject to recoupment, please disclose whether the ability to recoup fees will survive the Reorganization.
Response: The Trust confirms supplementally that the Adviser will not retain any right to recoup fees waived under the Target Funds’ fee waiver and expense reimbursement agreement. The Trust has made the following revision:
“The fee waivers and expense reimbursements are subject to possible recoupment from the Target Fund within three years after the date on which the waiver or reimbursement occurs, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment. If the Reorganization is approved by shareholders, after the Reorganization is consummated, the Adviser will not retain any right to recoup any fees waived or expenses reimbursed pursuant to the Target Funds’ expense limitation agreement.
17.Comment: In the same subsection, briefly describe the “limited exceptions” to expenses paid under the unitary fee structure.
Response: The Trust has made the following revision:
“Under this unitary fee structure, Innovative Portfolio will pay ~~substantially~~ all expenses of the Acquiring Funds, ~~subject to certain limited exceptions~~ except the management fee, interest charges on any borrowings, dividends and other expenses on securities sold short (if applicable), taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, any accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act.”
18.Comment: In the last paragraph of the same subsection, please confirm that the fees provided are the most currently available.
Response: The Trust has made the following revisions:
“As of September 30, 2021, the total annual fund operating expenses for the shares of the Target Preferred-Plus Fund, after fee waivers and expense reimbursements, was ~~1.52%~~ 1.55% of its average daily net assets and the total annual fund operating expenses for the shares of the Target Dividend Performers, after fee waivers and expense reimbursements, was ~~1.54%~~ 1.55% of its average daily net assets.”
19.Comment: With respect to the “Other Expenses” line item of the Fees and Expenses tables, explain supplementally why the pro forma indicates zero “Other Expenses.”
Response: Pursuant to the unitary fee structure, the Acquiring Funds each pay a single management fee to the Adviser, from which the Adviser will pay all expenses, subject to the limited exceptions described in the Trust’s response to comment 17, above. Currently, it is not expected that the Acquiring Funds will incur any of the expected expenses. If an Acquiring Fund were to incur an expense that qualifies under one of the limited exceptions, such expense would be reported as an “Other Expense” in future reports.
20.    Comment: In footnote 4 to the Preferred Plus Fees and Expenses table, if applicable, include disclosure regarding any fee recoupment arrangement.
Response: The Trust has added the following disclosure to the footnote:
“These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within three years of the date on which the waiver or reimbursement occurs, if such recoupment can be achieved within the lesser of the foregoing expense limits or the expense limits in place at the time of recoupment.”

21.    Comment: Form N-14, Item 3(b) and (c) state that a synopsis of the information contained in the prospectus, including investment objectives and policies, should be presented at the beginning of the prospectus followed immediate by a discussion of principal risk factors. Please revise the order of the performance information accordingly.
Response: The Trust will move the discussion of Fund performance to appear immediately after the comparative discussion of the Target Funds’ and Acquiring Funds’ risks.
22.    Comment: Please update the performance information in both the bar charts and average annual total returns tables to include calendar year-end information as of December 31, 2021.
Response: The Trust will update and include performance information as of the calendar year ended December 31, 2021 in the Amendment.
23.    Comment: Consider revising “Institutional Class” to “Class I,”in each Fund’s average annual total returns table, consistent with the Target Funds’ registration statement.
Response: The Trust will make the requested revision.
24.     Comment: The Staff notes the Preferred Plus average annual total returns table does not show a note corresponding to footnote 3.
Response: The Trust has made the following correction:
“S&P U.S. Preferred Stock Total Return Index~~(1)~~(3)”.
25.     Comment: On page 8, with respect to the Target Preferred-Plus principal investment strategy disclosure, please confirm supplementally that the Fund did not have a 25% concentration policy with respect to any industry or group of industries.
Response: The Trust confirms supplementally that the Target Preferred-Plus did not have or ever operate under a 25% concentration policy with respect to any industry or group of industries. The original disclosure referred to a 25% sector concentration policy, not an industry or group of industries, and was therefore removed from the Acquiring Preferred-Plus ETF’s disclosure.
26.     Comment: On page 9, in the first paragraph under the Acquiring Preferred-Plus ETF’s “S&P 500 Options Investment Strategy,” explain the circumstance that will cause the ETF to exceed 10% asset exposure to a credit spread options strategy.
Response: The Trust has made the following revisions:
“The Fund intends to maintain approximately 10% asset exposure to a credit spread options strategy, although market conditions (such as a drastic decrease in the market value of the underlying securities or a multi-year bearish stock market) may dictate additional exposure.
27.     Comment: The Staff notes that the Acquiring Preferred-Plus ETF’s “Foreign Securities Risk” disclosure removes reference to risk relating to “different legal or accounting standards.” Please consider restoring this risk disclosure.
Response: The Trust has made the following revision:
“Investments in non-U.S. securities also may be subject to withholding or other taxes and may be subject to different legal or accounting standards, and/or additional trading, settlement, custodial, and operational risks.”
28.     Comment: On page 17, the Acquiring Preferred-Plus ETF references a “Geopolitical Risk” that does not exist. Please add a risk or remove the reference.
Response: The Trust has corrected this typographical error by removing the reference to “Geopolitical Risk” from the Acquiring Preferred-Plus ETF disclosure.
29.    Comment: Please correct the typographical error occurring in the Acquiring Dividend Performers ETF’s “Options Risk” disclosure on page 23.
Response: The Trust has made the following correction:
“The value of an option may be adversely affected if the market for the option becomes less liquid or smaller...”..”

30.     Comment: With respect to the CIST Board Considerations disclosure, please include a discussion of the other alternatives and considerations considered by the Board.
Response: The Trust has made the following revisions:
“Other Alternatives. The CIST Board considered alternatives to the Reorganization that were identified by Innovative Portfolios and the officers of CIST, including the continued operation as traditional mutual funds and the liquidation of the Funds, and discussed with counsel. After discussion, the CIST Board agreed that the possible alternatives were less desirable than the Reorganization.”
31.     Comment: In the section entitled “Key Information About the Proposed Reorganization - The Plan,” the Staff notes the combined proxy/prospectus disclosure indicates the NAV of Target Funds will be determined as of the close or regular trading on the Cboe BZX Exchange, Inc., while the Plan indicates the NYSE. Please reconcile.
Response: The Trust confirms that the correct exchange reference is the Cboe BZX Exchange, Inc., and that the Plan has been updated and corrected accordingly.
32.    Comment: In the section entitled “Key Information About the Proposed Reorganization - Federal Income Tax Consequences of the Reorganization,” if applicable, please disclose whether there will be any significant repositioning of the portfolio in anticipation of the Reorganization and, if so, the approximate percentage of Target Fund securities to be sold, who will bear the cost of repositioning, cost of repurchasing in dollars and as a percentage of Target Fund net assets, and the tax impact of repositioning which may include an estimate of capital gains distributions.
Response: The Trust has added the following disclosure:
“Prior to the Reorganization, the Adviser will reposition approximately 43% of the Target Preferred-Plus Fund’s preferred securities from over-the-counter preferred securities to listed preferred securities, both of which are appropriate investments under the Fund’s strategy. There will be no additional shareholder costs for this security repositioning outside of normal trading fees. Under current market conditions, the Adviser expects the Target Preferred-Plus Fund will experience approximately $155,000 in long term realized gains.
33.     Comment: On page 33, in the section entitled “Additional Information About the Funds - Rights of Funds’ Shareholders,” please include a discussion of the difference between trust documents with respect to shareholders’ ability to call a meeting, elect trustees, remove trustees, amend governing documents, or their rights with respect to termination or reorganization of a trust, any indemnification provisions, and any shareholder suits and derivative actions prerequisites or requirements.
Response: The Trust notes that the trust documents of the Trust and the Collaborative Investment Series Trust are materially similar in all aspects discussed in the comment with one exception. The Trust allows shareholders to call a meeting upon the request of 10% of the outstanding shares; whereas, the Collaborative Investment Series Trust allows shareholders to call a meeting upon the request of 33.3% of the outstanding shares.
The Trust has added the following:
Rights of the Funds’ Shareholders
CIST is not required to hold annual meetings of shareholders. CIST allows shareholders to call a meeting upon the request of 33.3% of the outstanding shares. Each Target Fund share has one vote with respect to matters upon which a shareholder vote is required consistent with the requirements of the 1940 Act. Target Fund shares have no preemptive, exchange, subscription, or conversion rights and are freely transferable. For a description of other significant attributes of shares of the Target Funds see “Description of the Trust and Funds” in the Target Funds’ SAI, which is incorporated by reference herein.
LiFT is not required to hold annual meetings of shareholders. LiFT allows shareholders to call a meeting upon the request of 10% of the outstanding shares. Shares of the Acquiring Funds have equal voting rights. Acquiring Fund shares are freely transferable. Shares of the Acquiring Funds will not have preemptive rights or cumulative voting rights, and none of the shares will have any preference to conversion, exchange, dividends, retirements, liquidation, redemption, or any other feature. For a description of other significant attributes of shares of the Acquiring Funds see “Description of Shares” in the Proxy Statement SAI.

35.     Comment: On page 35, in the section entitled “Quorum and Adjournments,” please describe any voting requirements necessary for adjournment.
Response: Please see the Trust’s response to Staff comment 10 above in which the Trust has made changes it believes are responsive to this comment.
36.    Comment: On page 35, in the section entitled “Effect of Abstentions and Broker ‘Non-Votes,’” the Staff notes that there are no routine proposals and does not believe broker non-votes are applicable and, therefore, reference to broker non-votes should be removed. The Staff believes the disclosure should state that if a beneficial owner does not provide voting instructions to a broker, the broker is not permitted to give a proxy with respect to such beneficial owner’s shares, and such shares will not count as present for quorum or for section 2(a)(24) of the 1940 Act.
Response: The Trust notes that the only reference to broker non-votes in this section is the statement that “CIST does not expect to receive broker non-votes, which the Trust believes is appropriate and compatible with the Staff’s position that broker non-votes will not be applicable to this proxy.”
With respect to the additional disclosure requested by the Staff regarding a broker’s inability to give a proxy if the broker has not received instructions, the Trust believes this is addressed in the current disclosure which states that “a broker may not vote shares if the broker has not received instructions from beneficial owners or persons entitled to vote.” In addition, although the Trust believes the Staff’s request to state that any such shares will not be counted toward establishing a quorum is implicit in the first sentence and full context of the current disclosure, the Trust has, for the avoidance of doubt, made the following revision:
“All proxies voted, including abstentions, will be counted toward establishing a quorum. Because the Proposal is expected to “affect substantially” a shareholder’s rights or privileges, a broker may not vote shares if the broker has not received instructions from beneficial owners or persons entitled to vote, even if the broker has discretionary voting power (i.e., the proposal is non-discretionary), and such shares will not be counted toward establishing a quorum. Because the Proposal is non-discretionary, CIST does not expect to receive broker non-votes. Abstentions will have the same effect as votes against the Proposal.”
37.     Comment: In Appendix D, with respect to the last sentence of the “Frequent Purchase and Redemption of Fund Shares” disclosure in which the Trust states that “the Funds reserve the right to reject any purchase order at any time,” please revise the statement taking into account the changes the Trust has made in response to prior Staff comments regarding the Trust’s “Acceptance of Orders of Creation Units” in its Statement of Additional Information.
Response: The Trust has made the following revisions:
“In addition, the Funds reserve the right to reject any purchase order ~~at any time~~ at its discretion. For information regarding the circumstances under which a Fund may reject a purchase order, see “Acceptance of Orders of Creation Units” in the Funds’ SAI.”
38.     Comment: With respect to the Acquiring Dividend Performers ETF’s strategy, pursuant to Rule 35d-1, please revise the disclosure to include an 80% investment limitation with respect to investment in dividend paying securities as it is the Staff’s position that the use of the term “dividend” suggests a policy with respect to such investments. The Fund can use any reasonable means to determine what a “dividend paying security” refers to, including, e.g., common or preferred shares of companies that pay dividends in the last year, have a history of paying consistent dividends, or that the adviser or analysts believe are likely to pay dividends in the next year.
Response: The Trust has added the following statement to the Acquiring Dividend Performers ETF’s strategy disclosure:
“Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in dividend-paying securities.”

Part C - Signature Page
39.    Comment: On the signature page, please clarify the signatory for comptroller or principal accounting officer.
Response: The Trust has made the following clarification:
“ Travis Babich        Treasurer and Principal ~~Financial~~ Accounting Officer”

*	*	*
If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at 414-550-7433 or at kent.barnes@usbank.com.

Sincerely,

/s/ Kent Barnes
Kent Barnes
Secretary